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                                                      SEC FILE NUMBER
                                                           1-3834

                                              ----------------------------------
                                                       CUSIP NUMBER
                                                        211615 30 7

                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [X] Form 10-Q
            [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:   SEPTEMBER 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

For the Transition Period Ended:


================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

GRAN TIERRA ENERGY, INC.
-------------------------------------------
Full Name of Registrant

GOLDSTRIKE, INC.
-------------------------------------------
Former Name if Applicable

10TH FLOOR, 610-8TH AVENUE, S.W.
-------------------------------------------
Address of Principal Executive Office (Street and Number)

CALGARY, ALBERTA, CANADA
-------------------------------------------
City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On November 10, 2005, the Registrant completed a share exchange with Gran Tierra Energy, Inc., a privately held Canadian corporation resulting in a change to the membership of the Board of Directors and the election of new executive officers. As a result of the share exchange and management change resulting therefrom, the Registrant was unable to compile the documentation required to complete the Form 10-QSB without unreasonable effort or expense in the time period between the consummation of the share exchange and the deadline for filing the Form 10-QSB.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

-------------------------- -----------------------------------------------
James Hart                             (403) 537-3218
-------------------------- -----------------------------------------------
 (Name)                         (Area Code) (Telephone Number)
-------------------------- -----------------------------------------------


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

                            Gran Tierra Energy, Inc.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2005
                               ------------------------------------
                               Name:   James Hart
                               Title:  Chief Financial Officer



                                   ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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